UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                              (Amendment No. ___)*

                               NOBLE ROMAN'S, INC.
                                (Name of Issuer)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                    655107100
                                 (CUSIP Number)

                                December 31, 1998
             (Date of Event Which Requires Filing of this Statement)

         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ] Rule 13d-1(b)
         [x] Rule 13d-1(c)
         [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13G
CUSIP No. 655107100

1        Names of Reporting Persons or
         S.S. or I.R.S. Identification Nos. of Above Person

                  Hamilton Medaris Corp.

2        Check the Appropriate Box                   (a) [ ]
         if a Member of a Group                      (b) [ ]

3        SEC Use Only

4        Citizenship or Place of Organization
                  Indiana

NUMBER OF                  5        Sole Voting Power
SHARES
BENEFICIALLY                        500,000
OWNED BY
EACH                       6        Shared Voting Power
REPORTING
PERSON WITH                         0

                           7        Sole Dispositive Power

                                    500,000

                           8        Shared Dispositive Power

                                     0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                   500,000

10       Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

                  Not Applicable

11       Percent of Class Represented by Amount in Row (9)

                  9.0%

12       Type of Reporting Person

                  CO

                                  SCHEDULE 13G

Item 1 (a)        Name of Issuer:

                           Noble Roman's, Inc.

Item 1 (b)        Address of Issuer's Principal Executive Offices:

                           One Virginia Ave., Suite 800
                           Indianapolis, Indiana 46204

Item 2 (a)        Name of Person Filing:

                           Hamilton Medaris Corp.

Item 2 (b) Address of Principal Business Office, or if none, Residence:

                           9001 E. 133rd Place
                           Fishers, Indiana 46032

Item 2 (c)        Citizenship:

                           Indiana


Item 2 (d)        Title of Class of Securities:

                           Common Stock, no par value  (the "Common Stock")

Item 2 (e)        CUSIP Number:

                           655107100

Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c):

    A.       [ ]     Broker or Dealer registered under Section 15 of the Act

    B.       [ ]     Bank as defined in section 3(a)(6) of the Act

    C.       [ ]     Insurance Company as defined in section 3(a)(19) of the Act

    D.       [ ]     Investment company registered under section 8 of the
                     Investment Company Act

    E.       [ ]     An investment adviser in accordance with
                     Section 240.13d-1(b)(1)(1)(ii)(E)

    F.       [ ]     An Employee benefit plan or endowment fund in accordance
                     with Section 240.13d-1(b)(1)(ii)(F)

    G.       [ ]     A parent holding company or control person in accordance
                     with Section 240.13d-1(b)(ii)(G)

    H.       [ ]     A savings association as defined in Section 3(b) of the
                     Federal Deposit Insurance Act

    I.       [ ]     Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)

    J.       [ ]     Group, in accordance with section 240.13d-1(b)(1)(ii)(H)

   If this statement is filed pursuant to ss.240.13d-1(c), check this box. [X]

Item 4   Ownership:

    Item 4(a)        Amount Beneficially Owned:  500,000 shares of Common Stock

    Item 4(b)        Percent of Class:9.0%   (calculation based on certification
                     by executive officer of Issuer of number of shares outstanding as of February 8, 1999)

    Item 4(c) Number of shares as to which such person has:

       (i)       sole power to vote or to direct the vote: 500,000

       (ii)      shared power to vote or to direct the vote: 0

       (iii)     sole power to dispose or to direct the disposition of: 500,000

       (iv)      shared power to dispose or to direct the disposition of: 0

         This statement is being filed by Hamilton Medaris Corp. to report the acquisition of beneficial ownership of 500,000 shares of Common Stock pursuant to a Subscription Agreement effective as of December 31, 1998.

Item 5 Ownership of Five Percent or less of a Class:

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6 Ownership of More than Five Percent on Behalf of Another Person:

         Not Applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

         Not Applicable.

Item 8 Identification and Classification of Members of the Group:

        Not Applicable.

Item 9   Notice of Dissolution of Group:

        Not Applicable.

Item 10  Certification:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 1999



                                             HAMILTON MEDARIS CORP.


                                            By:  /s/ Henrietta C. Herron
                                                 Henrietta C. Herron, President